Andrew Chien

China Bull Management Inc.

665 Ellsworth Avenue

New Haven, CT 06511

Tel: 203-5628899

Fax: 866-5716313

VIA Edgar

February 1, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re: China Bull Management Inc. (the "Company")

Registration Statement of Form S-1/A

File Number: 333-178476

Attention: Lilyanna L. Peyser

Subject: Withdrawing requesting acceleration.

Dear Sir or Madam:

Our company withdraws requesting that the effective date of the registration statement S-1/A as amended, on J February 3, 2012.

Sincerely Yours,

/s/Andrew Chien

President